News Announcement

REMINDER:

Vitran management will conduct a conference call today, July 30th at 10:00 a.m. (Eastern), to discuss the Company’s 2003 second quarter results. Conference call dial-in: 800/633-8489
Live Webcast: http://www.vcall.com/ClientPage.asp?ID=84167

CONTACT:
Richard Gaetz, President/CEO	Robert Rinderman
Kevin Glass, VP Finance/CFO	Purdy Tran
Vitran Corporation Inc.	Jaffoni & Collins Incorporated
416/596-7664	212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

VITRAN REPORTS 30 PERCENT Q2 NET INCOME INCREASE,
DILUTED EPS OF $0.38

TORONTO, ONTARIO (July 30, 2003) – Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), a North American transportation and logistics firm, today announced strong results for the second quarter of 2003 and the six-month period ended June 30, 2003. During the quarter, Vitran recorded a 30 percent year-over-year rise in net income to $3.8 million, or 0.38 per diluted share ($0.40 per basic share) on revenues of $116.4 million. In the comparable 2002 second quarter, Vitran had net income of $2.9 million, or $0.30 per basic and diluted shares on revenues of $121.6 million (all figures reported in Canadian dollars).

During the quarter, the Canadian dollar continued to strengthen against the U.S. dollar. The year-over-year exchange rate change negatively impacted Vitran’s reported revenue by $9.0 million, or 8 percent, and income from operations by $0.9 million, or 16 percent, in the current period. Were it not for the impact of foreign exchange the Company would have reported earnings per share of $0.43 diluted ($0.45 per basic share) for the quarter.

Per share results for the second quarter are based on 9,511,133 basic shares (9,910,894 diluted shares — reflecting potential exercise of options) and 9,742,623 weighted average basic and diluted shares outstanding during the 2003 and 2002 three-month periods, respectively. The reduction in basic shares reflects repurchased stock authorized by Vitran’s Board of Directors in connection with its TSX Normal Course Issuer Bid for up to 5 percent of the outstanding shares, which remains in effect until October 1, 2003.

For the six-month period ended June 30, 2003, Vitran achieved a 54 percent increase in net income to $5.9 million, or $0.59 per diluted share ($0.62 per basic share) on revenues of $231.8 million. In the first half of 2002, the Company recorded net income of $3.8 million, or $0.39 per basic and diluted shares on $235.8 million in revenues. Per share results for the first six months of 2003 are based on 9,533,202 basic shares outstanding (9,934,518 diluted shares — reflecting potential exercise of options), compared to 9,733,705 (basic and diluted shares) in the first half of 2002. The year-over-year difference in the share count is a result of Vitran’s aforementioned share repurchase program.

Income from operations for Vitran’s core LTL (less than truckload) segment during the 2003 second quarter increased 2 percent to $5.9 million, driven by 10 percent revenue growth in the Canadian division and 3 percent in the U.S. The consolidated LTL operating ratio (OR) improved to 93.8 during the period, with positive comparisons across all operating metrics on both sides of the border.

The Vitran Logistics and Truckload segments also achieved profitability during the second quarter of 2003. The Company’s Truckload segment recorded income from operations of $0.3 million on $11.8 million in revenue. Vitran Logistics had income of operations of $0.3 million on revenues of $9.9 million during the three-month period. Both divisions posted sequential improvements in revenue and operating income compared to the first quarter of 2003.

Commenting on Vitran’s second quarter operating results, President and Chief Executive Officer Richard E. Gaetz stated, “The 2003 second quarter marks the seventh consecutive period in which Vitran achieved improved profitability in comparison to the year-earlier reporting period. Through the diligent efforts of all employees and associates, we posted a very solid quarter despite the ongoing challenge of the slow-moving North American economy and the strong Canadian dollar. As has been the recent trend, we continued our momentum in significantly lowering long-term debt. During the quarter the Company repaid $3.3 million of long-term debt. We also increased operating efficiency by reducing SG&A costs during the second quarter by 17 percent, compared to the year-ago period.”

Vitran Q2 2003, 7/30/03

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit the website at www.vitran.com.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.

Balance Sheets
June 30, 2003 (unaudited) and December 31, 2002 (audited)
(in thousands of Canadian dollars)

	June 30, 2003	Dec. 31, 2002

Assets
Current assets:
Cash	$6,282	$12,624
Accounts receivable	49,488	46,748
Inventory, deposits and prepaids	6,927	9,774

	62,697	69,146
Fixed assets	43,176	48,570
Future income taxes	642	236
Goodwill	60,170	69,208

	166,685	187,160

Liabilities and Shareholders’ Equity
Current liabilities:
Account payable and accrued liabilities	38,831	43,091
Income and other taxes payable	3,060	2,747
Current portion of long-term debt	14,908	11,052

	56,799	56,890
Long-term debt	30,854	48,124
Shareholders’ equity:
Capital Stock	37,460	37,655
Retained earnings	49,888	44,528
Cumulative translation adjustment	(8,316)	(37)

	79,032	82,146

	$166,685	$187,160

(Statements of Income follows)

Vitran Q2 2003, 7/30/03

VITRAN CORPORATION INC.

Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	(unaudited)		(unaudited)

	2003	2002	2003	2002

Revenues	$116,373	$121,576	$231,836	$235,822
Operating expenses	97,715	100,636	197,711	196,998

Gross profit	18,658	20,940	34,125	38,824

Selling, general and administrative expenses	11,139	13,338	21,480	26,551

Income from operations before depreciation	7,519	7,602	12,645	12,273
Depreciation expense	1,887	2,005	3,927	4,195

Income from operations	5,632	5,597	8,718	8,078
Interest expense, net	(489)	(1,418)	(1,169)	(2,848)
Loss on sale of assets	(189)	(135)	(130)	(424)

	(678)	(1,553)	(1,299)	(3,272)
Income from operations before income taxes	4,954	4,044	7,419	4,806
Income taxes	1,186	1,136	1,555	1,005

Net income	$3,768	$2,908	$5,864	$3,801

Income per share:
Basic	$0.40	$0.30	$0.62	$0.39

Diluted	$0.38	$0.30	$0.59	$0.39

Weighted average number of shares
Basic	9,511,133	9,742,623	9,533,302	9,773,705

Diluted	9,910,894	9,742,623	9,934,518	9,773,705

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles

(additional financial information follows)

Vitran Q2 2003, 7/30/03

LTL Statistical Information — U.S. and CDN Divisions

For the quarter ended June 30, 2003

	U.S. LTL	Q. over Q.		CDN LTL	Q. over Q.
($U.S.)	Division	% Change	($CDN)	Division	% Change

Revenue (000’s)	$40,560	3.4	Revenue (000's)	$38,624	9.5
No. of Shipments	377,895	2.4	No. of Shipments	215,393	6.9
Weight (000’s lbs)	509,071	0.3	Weight (000's lbs)	428,194	6.6
Revenue per shipment	$107.33	1.1	Revenue per shipment	$179.32	2.4
Weight per shipment	1,347	(2.0)	Weight per shipment	1,988	(0.3)
Revenue per CWT	$7.97	3.2	Revenue per CWT	$9.02	2.7

Supplementary Segmented Financial Information
(000’s of $CDN)

For the quarter				For the quarter
ended June 30, 2003				ended June 30, 2002

		Inc. from				Inc. from
	Revenue	Operations	OR%		Revenue	Operations	OR%

LTL	94,740	5,917	93.8	LTL	95,585	5,799	93.9
LOG	9,854	266	97.3	LOG	12,158	338	97.2
TL	11,779	327	97.2	TL	13,833	580	95.8

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